STATE OF DELAWARE
                              CERTIFICATE OF TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Business Trust Act (12 Del. C. Section 3801 et seq.) and sets forth the following:


FIRST:  The name of the trust is E*TRADE Funds.

SECOND: The business address of the Registered Agent and Registered Office is located at 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent of the Trust for service of process at such location is The Corporation Trust Company.

THIRD:  This Certificate shall be effective immediately upon filing.

FOURTH: The business trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of beneficial interests.

FIFTH: Notice of Limitation of Liabilities of Series. Notice is hereby given that the Trust is or may hereafter be constituted a series trust. The debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to any particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally.

SIXTH: The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the trustees of the Trust, have duly executed this Certificate of Trust as of this 3rd day of November, 1998.

TRUSTEE(S):

/s/ Kathy Levinson
-----------------------------
Kathy Levinson, as Trustee and not individually

/s/ Leonard C. Purkis
-----------------------------
Leonard C. Purkis, as Trustee and not individually